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August 12, 2016
Jacob C. Tiedt Attorney at Law +1 312 609 7697 jtiedt@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonny Oh
Lauren	Hamilton

Re:	Nuveen Investment Trust (the “Registrant”)

    Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

    File No. 333-212187

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on August 11, 2016 with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on August 5, 2016 (the “Pre-Effective Amendment”) relating to the issuance of Class A shares in connection with the proposed merger of Nuveen Global Equity Income Fund (the “Target Fund”) with and into a wholly-owned subsidiary of Nuveen NWQ Global Equity Income Fund (the “Acquiring Fund”), a series of the Registrant (the “Merger”). The Target Fund and the Acquiring Fund are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given to them in Pre-Effective Amendment. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant will address the comments of the staff in the definitive Proxy Statement/Prospectus and Statement of Additional Information to be filed pursuant to Rule 497 under the Securities Act of 1933, as amended.

Proxy Statement/Prospectus

Comment (1) In “Proposal No. 1,” please revise the Board Members’ biographical information appearing on pages 16–20 to distinguish between those Board Members who are interested persons of the Target Fund and those Board Members who are not interested persons of the Target Fund.

Response: The Registrant will revise the disclosure.

Comment (2) In “Proposal No. 1,” under the heading “Board Leadership Structure and Risk Oversight—Audit Committee,” please add a cross-reference to the Audit Committee Report appearing elsewhere in the Proxy Statement/Prospectus.

Response: The Registrant will revise the disclosure.

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U.S. Securities and Exchange Commission

August 12, 2016

Comment (3) In “Proposal No. 2,” under the heading “A. Synopsis—The Merger,” please revise the disclosure to more prominently indicate that the Merger Sub is being formed solely to facilitate the Merger and that the Merger Sub will be dissolved as soon as practicable following the closing.

Response: The Registrant will revise the disclosure.

Comment (4) In “Proposal No. 2,” under the heading “A. Synopsis—Background,” and elsewhere in the Proxy Statement/Prospectus, as applicable, please revise the disclosure to more clearly indicate that the Adviser “has transferred” a number of Tradewinds’ equity mandates to NWQ.

Response: The Registrant will revise the disclosure.

Comment (5) With reference to Item 3(b) of Form N-14, please consider revising the disclosure under “Proposal No. 2—A. Synopsis.”

Response: To remain consistent with other proxy statement/prospectuses prepared for Nuveen fund reorganizations, the Registrant would prefer to maintain the current presentation.

Comment (6) With reference to the disclosure under “Proposal No. 2—B. Information About the Merger—Information Filed with the Securities and Exchange Commission,” please re-confirm the Investment Company Act file number for the Target Fund.

Response: The Registrant confirms that the Target Fund’s Investment Company Act file number is 811-21903 and that this number is accurately set forth in the Proxy Statement/Prospectus.

Comment (7) Please revise the cross-reference to Appendix C in the Proxy Statement/Prospectus to note that Appendix C describes both fundamental and non-fundamental investment restrictions.

Response: The Registrant will revise the disclosure.

Comment (8) Noting that Item 22(c)(10) of Schedule 14A does not distinguish between affiliated and non-affiliated funds, please revise the disclosure in “Proposal No. 3,” if applicable, to include information for other funds with an investment objective similar to that of the Target Fund with respect to which NWQ serves as the investment adviser.

Response: The Registrant will revise the disclosure.

Comment (9) With reference to Item 7(c)(4)(i) of Form N-14, please revise the disclosure to identify and provide appropriate disclosure regarding any persons that control the Target Fund or the Acquiring Fund.

Response: The Registrant will revise the disclosure. The Registrant also notes that certain entities identified in the table under the heading “General Information—Shareholders of

U.S. Securities and Exchange Commission

August 12, 2016

the Target Fund and the Acquiring Fund” as owning more than 25% of the shares of certain classes of the Acquiring Fund are financial intermediaries holding shares for the benefit of omnibus client accounts and should not be considered control persons of the Funds.

Comment (10) For the information of the staff, please explain why pro forma Total Annual Fund Operating Expenses—After Fee Waivers and/or Expense Reimbursements in the Annual Fund Operating Expenses table are 1.11%% in lieu of 1.15% (i.e., 0.90% plus 0.25%).

Response: The Nuveen funds are subject to a fund-level management fee and a complex-level management fee. Fee and expense limits are based on the fee rate applicable to the first breakpoint in the complex-wide management fee schedule (i.e., 0.20%). To the extent that the effective complex-wide management fee rate is lower than 0.20%, the Fund will benefit from the lower rate. In the present case, the effective complex-level management fee rate was approximately 0.16%. Therefore, Total Annual Fund Operating Expenses reflect the 0.04% difference.

Comment (11) For the information of the staff, please explain why Other Expenses for Nuveen NWQ Global Equity Income Fund Class A Shares Pro Forma (Merger and Subsequent Reorganizations) in the Annual Fund Operating Expenses table are the same as Other Expenses for Nuveen NWQ Global Equity Income Fund Class A Shares Pro Forma (Merger Only).

Response: While there are incremental savings from the increase in assets resulting from the Subsequent Reorganizations, such savings are less than one basis point primarily due to the higher operating costs of open-end funds relative to those of closed-end funds (e.g., transfer agent expenses).

Statement of Additional Information

Comment (12) Please confirm the Investment Company Act file numbers for documents incorporated by reference with respect to Nuveen Tradewinds Global All-Cap Fund and Nuveen Tradewinds Value Opportunities Fund.

Response: The Registrant confirms the Investment Company Act file numbers for Nuveen Investment Trust II, of which Nuveen Tradewinds Global All-Cap Fund is a series, is 811-08333 and for Nuveen Investment Trust, of which Nuveen Tradewinds Value Opportunities Fund is a series, is 811-07619. The Registrant will clarify the disclosure in the Proxy Statement/Prospectus and Statement of Additional Information relating to documents of these funds that are incorporated by reference.

Exhibits

Comment (13) The staff noted a typographical error in the Consent of Independent Auditor filed as Exhibit 16(b). For the information of the staff, please state how the Registrant intends to correct the error.

U.S. Securities and Exchange Commission

August 12, 2016

Response: The Registrant agrees to file a corrected Consent of Independent Auditor as an exhibit to a post-effective amendment to the Registration Statement, to be filed prior to the closing of the Merger.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Yours very truly,

/s/ Jacob C. Tiedt

Jacob C. Tiedt

Attorney at Law

JCT/cet